

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2024

Mark King
Chief Executive Officer
MICROPAC INDUSTRIES, INC.
1655 State Hwy 66
Garland, Texas 75040

> **Re: MICROPAC INDUSTRIES, INC.**
> **Preliminary Merger Information Statement on Schedule 14C**
> **Filed November 12, 2024**
> **File No. 000-05109**

Dear Mark King:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Manufacturing

cc: Matthew L. Fry